UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

SUMOTEXT INCORPORATED
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

866467103
(CUSIP Number)

Jim Stevenson
3028 Steeplegate Drive
Germantown, Tennessee 38138
Telephone: (901) 494-5494
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Jim Stevenson

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
PF

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States

| 7 | Sole Voting Power (see Item 3 and Item 5 below)
1,640,520 shares of Common Stock
Number of
Shares Bene-
ficially	| 8 | Shares Voting Power
Owned by Each	0
Reporting
Person With	| 9 | Sole Dispositive Power
1,640,520 shares of Common Stock

| 10 | Shared Dispositive Power
N/A

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person (see Item 3)
1,640,520 shares of Common Stock

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
21.1%

| 14 |	Type of Reporting Person
IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of SUMOTEXT Incorporated (the “Company”).  The principal executive offices of the Company are located at 2100 Riverdale, Suite 200, Little Rock, Arkansas, 72202.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Jim Stevenson, an individual, who is self-employed in the real estate industry.  Mr. Stevenson’s home address is 3028 Steeplegate Drive, Germantown, Tennessee 38138.

(d)-(e)  During the last five years, Mr. Stevenson: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Stevenson is a citizen of the United States.

Item 3. Source of Amount of Funds or Other Compensation

In June 2007, the Company issued 1,406,160 shares of common stock to Jim Stevenson, in consideration for approximately $85 or $0.00006 per share.

In January 2008, we issued an aggregate of 234,360 restricted shares of our Common Stock to Jim Stevenson for aggregate consideration of $75,000 or $0.32 per share.

Item 4. Purpose of Transaction

Mr. Stevenson acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Stevenson may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Stevenson also acquired the securities of the Company in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mr. Stevenson does not have any immediate plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)
Mr. Stevenson beneficially owns 1,640,520 shares of Common Stock, representing 21.1% of the Company’s currently outstanding shares, based on 7,779,806 shares of the Company’s common stock outstanding as of the date of this report.

(b)	Mr. Stevenson holds the rights to vote 1,640,520 shares of Common Stock, representing 21.1% of the Company’s currently outstanding shares.

(c)	N/A.

(d)
No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 1,640,520 shares of Common Stock, beneficially owned by Mr. Stevenson.

(e)	N/A

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2009

By:	/s/ Jim Stevenson
Jim Stevenson